Mail Stop 3561

September 8, 2008

<u>Via Fax & U.S. Mail</u>

Mr. James W. Knapp, Chief Financial Officer
Spartan Motors, Inc.
1000 Reynolds Road
Charlotte, Michigan 48813

> **Re:** **Spartan Motors, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 14, 2008**
> **File No. 001-33582**

Dear Mr. Knapp:

We have reviewed your response letter dated August 4, 2008 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2007

Item 8. Financial Statements and Supplementary Data, page 22
Note 12. Business Segments, page 37

1.   We note your response to our prior comment 5, but do not believe you have been fully responsive. Your response only appears to address our concerns related to your goodwill impairment analysis and vaguely addresses our concerns related to your long-lived assets and intangibles impairment test / requirements per SFAS No. 144. As previously expressed in our prior comment 5, we note from your disclosure that the EV team business segment as of December 31, 2007 has significant segment assets of approximately $54.07 million and has incurred recurring significant segment losses since December 31, 2005. Also, it appears that no impairment charges have been recorded as of December 31, 2007 or for subsequent quarters related to long-lived assets or intangibles, based on the guidance of SFAS No. 144. Additionally, we note that the EV team segment losses continue through your quarter ended June 30, 2008, which based on paragraph 8(e) of SFAS No. 144, could be an example of an event or change in circumstance triggering a test for recoverability of your long-lived assets and intangibles as it relates to the EV team segment. Furthermore, we note from your response to our prior comment 5 that no events or changes in circumstances trigged a test for recoverability of long-lived assets, as described in paragraph 8 of SFAS No. 144, which contradicts the aforementioned. As previously requested, please explain your rationale in not performing a long-lived assets and intangibles impairment analysis for the EV team segment during your fiscal year ended December 31, 2007 and for subsequent quarters, specifically addressing how you overcome the fact that you have incurred recurring significant segment losses since December 31, 2005. Finally, provide us with a detailed breakout by major asset category of each component that comprises the total balance of EV team segment assets as of December 31, 2007 and June 30, 2008.

2.   Alternatively, please perform impairment tests for your long-lived assets and intangibles as of December 31, 2007 and June 30, 2008 and provide us with a summary of material relevant facts, assumptions, and estimates you considered in each of the impairment analysis on an individual asset group basis and for those long lived assets, for which no impairment charges were taken, further explain to us why you concluded that no impairment of those long-lived assets or intangibles in the EV team business segment was necessary for the year ended December 31, 2007 and the interim period ended June 30, 2008. We may have further comment after receipt of your response.

You may contact Heather Clark at 202-551-3624 or Jeff Jaramillo at 202-551-3212 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief